

03054234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED APR 01 2003

| SEC FILE NUMBER |
|---|
| 8- 48878 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ONYX TRADING CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 - 108TH AVENUE NE, SUITE 1900
(No. and Street)

BELLEVUE (City) WASHINGTON (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS A. YOUNG 425-943-7693
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

1001 - 4TH AVENUE, SUITE 2900 (Address) SEATTLE (City) WASHINGTON (State) 98154 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONYX TRADING CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF WASHINGTON
SHERRY HEEN
My Appointment Expires DEC. 2, 2003

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ONYX TRADING CORPORATION

## INDEPENDENT AUDITOR'S REPORT
## and
## FINANCIAL STATEMENTS
## with
## SUPPLEMENTAL INFORMATION

## DECEMBER 31, 2002

## CONTENTS


MOSS-ADAMS LLP
mri

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Onyx Trading Corporation

We have audited the accompanying statement of financial condition of Onyx Trading Corporation as of December 31, 2002, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Onyx Trading Corporation as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
March 21, 2003

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

# ONYX TRADING CORPORATION
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2002

### ASSETS

| | |
|---|---|
| ASSETS | |
| Cash, subject to immediate withdrawal | $ 22,040 |
| Receivable from brokers and dealers | 109,936 |
| Trading securities owned, at estimated fair value | 8,690 |
| Investment securities owned, not readily marketable, at estimated fair value | 17,000 |
| Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $34,024 | 14,724 |
| Other assets | 5,464 |
| | $ 177,854 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Securities sold, not yet purchased, at market value | $ 3,000 |
| Accrued liabilities | 15,639 |
| | 18,639 |
| LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 90,000 |
| STOCKHOLDER'S EQUITY | |
| Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding | 210,072 |
| Accumulated deficit | (140,857) |
| | 69,215 |
| | $ 177,854 |

*See accompanying notes.*

# ONYX TRADING CORPORATION
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUES | |
| Principal gains, net | $ 247,503 |
| Interest income | 1,469 |
| | 248,972 |
| EXPENSES | |
| Employee compensation, benefits and payroll taxes | 166,632 |
| Communications | 54,152 |
| Settlement and clearing | 32,663 |
| Occupancy | 29,731 |
| Interest | 9,073 |
| Professional fees | 7,205 |
| Taxes, other than income | 4,194 |
| Office expense | 3,762 |
| Other | 4,108 |
| | 311,520 |
| NET LOSS | $ (62,548) |

*See accompanying notes.*

## ONYX TRADING CORPORATION
### STATEMENT OF STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2002

| | Common Stock | | Accumulated | |
|---|---|---|---|---|
| | Shares | Amount | Deficit | Total |
| BALANCE, December 31, 2001 | 100 | $ 204,572 | $ (78,309) | $ 126,263 |
| Capital contributions | - | 7,000 | - | 7,000 |
| Capital withdrawals | - | (1,500) | - | (1,500) |
| Net loss | - | - | (62,548) | (62,548) |
| BALANCE, December 31, 2002 | 100 | $ 210,072 | $ (140,857) | $ 69,215 |

*See accompanying notes.*

# ONYX TRADING CORPORATION
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Subordinated liabilities at December 31, 2002 and 2001 | $ 90,000 |

*See accompanying notes.*

## ONYX TRADING CORPORATION
### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net loss | $ (62,548) |
| Adjustments to reconcile net loss to net cash from operating activities | |
| Depreciation and amortization | 5,925 |
| Net unrealized depreciation in fair value of investment securities | (7,300) |
| Changes in assets and liabilities | |
| Receivable from brokers and dealers | (4,705) |
| Trading securities owned | 24,718 |
| Investment securities owned, not readily marketable | 5,300 |
| Other assets | 4,333 |
| Securities sold, not yet purchased | 3,000 |
| Accrued liabilities | (9,854) |
| | (41,131) |
| INVESTING ACTIVITIES | |
| Purchase of furniture and equipment | (1,434) |
| | (1,434) |
| FINANCING ACTIVITIES | |
| Capital contributions | 7,000 |
| Capital withdrawals | (1,500) |
| | 5,500 |
| DECREASE IN CASH | (37,065) |
| CASH BALANCE | |
| Beginning of year | 59,105 |
| End of year | $ 22,040 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid for interest | $ 8,020 |

*See accompanying notes.*

## Note 1 - Summary of Significant Accounting Policies and Operations

**Operations** - Onyx Trading Corporation (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's activities include agency and principal transactions in equity securities.

**Securities Transactions** - Securities transactions are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

**Securities Owned** - Securities are valued at market or estimated fair value, and the resulting unrealized gains and losses are included in revenues from principal transactions. Investment securities owned consist of corporate stocks, the estimated fair value of which approximates cost at December 31, 2002.

**Furniture and Equipment** - Property, equipment and leasehold improvements are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

**Income Taxes** - The Company has elected to be taxed as an S corporation and, with limited exceptions, is not taxed at the corporate level. Instead, items of income, loss, deduction and credit are passed through to, and taken into account by, its stockholder in computing his individual tax liabilities.

**Use of Estimates** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## Note 2 - Subordinated Liability

The Company has a subordinated debt agreement with its stockholder for $90,000. Interest is accrued at 10% with principal and interest due on March 31, 2005. The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the SEC's Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## Note 3 - Commitments

The Company is obligated under a noncancelable operating lease for its office premises through January 31, 2003, renewable in three-month increments thereafter. Rental expense for office premises was $16,420 for the year ended December 31, 2002.

## Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $120,302, which was $20,302 in excess of its required net capital. The Company's net capital ratio at December 31, 2002 was .12 to 1.

## Note 5 - Deposit Held by Clearing Organization

The Company has an agreement with a clearing organization whereby it clears all trades and performs certain other services for the Company. The agreement is cancelable with written notice by either party. As part of this agreement, the Company maintains a deposit at the clearing organization that is recorded within receivable from brokers and dealers and represents 100% of this balance at December 31, 2002.

## Note 6 - Concentrations of Credit Risk

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. From time to time, the Company has a cash balance in excess of the federally insured limit at a single financial institution. Management believes the Company is subject to minimal risk as it places its cash with high credit quality financial institutions.



## SUPPLEMENTAL INFORMATION

SCHEDULE I

# ONYX TRADING CORPORATION
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## DECEMBER 31, 2002

### COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholder's equity | $ 69,215 |
| Liability subordinated to claims of general creditors | 90,000 |
| Deduction for illiquid securities | (1,373) |
| Total capital and allowable subordinated liabilities | 157,842 |
| Less nonallowable assets and other deductions | |
| Securities not readily marketable | 17,000 |
| Furniture and equipment, net | 14,724 |
| Other assets | 5,496 |
| | 37,220 |
| Other additions or allowable credits | |
| Securities owned | 385 |
| Net capital before haircuts on securities positions | 121,007 |
| Haircuts on securities owned | 705 |
| Net capital | 120,302 |
| Less net capital required - the greater of 6 2/3% of total aggregate indebtedness or $100,000 | 100,000 |
| Net capital in excess of requirement | $ 20,302 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accrued liabilities | $ 13,908 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 100,000 |
| Percentage of aggregate indebtedness to net capital | 12% |
| Ratio of aggregate indebtedness to net capital | .12 to 1 |

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2002, computed by the Company in its Form X-17A-5, Part IIA, does not materially differ from the above computation, which is based on audited financial statements.

**SCHEDULE II**

# ONYX TRADING CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

**DECEMBER 31, 2002**

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

# ONYX TRADING CORPORATION

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE IV

# ONYX TRADING CORPORATION
## SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5
## DECEMBER 31, 2002

The Company is not required to issue a supplemental report under subparagraph (e)(4) of Rule 17a-5 of the Securities Exchange Act of 1934 for the year ended December 31, 2002. The Company's SIPC assessment is a minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.


MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL**

To the Stockholder and Board of Directors
Onyx Trading Corporation

In planning and performing our audit of the financial statements of Onyx Trading Corporation for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Onyx Trading Corporation in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
March 21, 2003